EXHIBIT 99.1

MAG Silver Reports Preliminary 2024 Juanicipio Guidance

VANCOUVER, British Columbia, March 05, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, “MAG Silver”, or the “Company”) reports preliminary 2024 guidance for the high-grade Juanicipio Mine jointly owned by Fresnillo plc (“Fresnillo”) (56%) and MAG (44%).

Highlights:

  Robust silver head grade: As reported by Fresnillo, the project operator, silver head grade at Juanicipio is expected to range between 380 grams per tonne (g/t) and 420 g/t for 2024, translating to significant silver production potential.
  Nameplate capacity: The plant is anticipated to operate at nameplate capacity per operating day with an effective utilization of 91%, ensuring consistent and efficient production.
  Technical report on track: MAG remains on schedule to publish its updated technical report by the end of Q1 2024, providing more definitive guidance and solidifying our outlook for the Juanicipio Mine

“Following a very successful start-up and ramp-up phase in 2023, the Juanicipio Mine is now operating at steady-state with robust silver grades and operations beginning to benefit from increasing efficiencies,” said George Paspalas, President and CEO of MAG. “With the release of our updated technical report on the horizon, we're eager to paint an even clearer picture of the exciting future ahead for Juanicipio and MAG Silver.”

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG Silver is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day (tpd) Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG Silver is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding: provisional estimates relating to production and operations at Juanicipio for 2024, including anticipated silver head grade and processing rates of development materials; the release of an updated technical report by the end of Q1 2024 with respect to the Juanicipio Mine and the expected contents and benefits of such report; future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, risks related to the control of Juanicipio cashflows and operations through a joint venture in which the Company is a non-operator; there being no guarantee of the surface rights for the Juanicipio property or in the Company’s ability to obtain and maintain all necessary licences and permits that may be required to carry out its business activities at the Juanicipio Mine; risks related to maintaining a positive relationship with the communities in which the Company operates; risks related to the Company’s decision to participate in the processing and production of the Juanicipio Mine; risks related to the limited operating history at Juanicipio; geotechnical risks associated with the operation of the Juanicipio Mine and related civil structures; labour risks; changes in applicable laws; risks to title, challenge to title or potential title disputes at Juanicipio; continued availability of capital and financing; and general economic, market or business conditions; political risk; currency risk; capital cost inflation and those other risks disclosed in MAG Silver’s filings with the Securities Exchange Commission and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedarplus.ca and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com